[EVERSHEDS SUTHERLAND (US) LLP LETTERHEAD]

August 14, 2019

VIA EDGAR

Lisa Larkin, Esq.
Megan Miller
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Capital Southwest Corporation
Registration Statement on Form N-2 Filed on July 1, 2019
File No. 333-232492

Dear Ms. Larkin and Ms. Miller:

On behalf of Capital Southwest Corporation (the “Company”), set forth below are the Company’s responses to the (i) oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on August 1, 2019 and August 6, 2019 with respect to the Company’s registration statement on Form N-2 (File No. 333-232492), filed with the SEC on July 1, 2019 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement filed with the SEC on August 14, 2019 (the “Amended Registration Statement”).

Legal Comments

1.
Comment: The Staff refers to the following disclosure on page 6 under the sub-heading entitled “Overview”: “We invest primarily in senior debt securities, secured by security interests in portfolio company assets, and in secured and unsecured subordinated debt securities.” The Staff notes that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so called “covenant-lite” loans are increasing common. See e.g., Leveraged Loans Not as Safe as They Once Were, Wall Street Journal (Aug. 16, 2018). If the Company intends to invest in covenant-lite loans, please describe such loans, the extent to which the Company will invest in such loans, and consider enhancing the disclosure to describe the risks associated with such loans.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company’s investment strategy does not contemplate investing in covenant-lite loans and the Company has no current intention in investing in such loans.

2.
Comment: If there is a charge associated with receiving cash under the Company’s dividend reinvestment plan, please disclose such charge in footnote 3 to the “Fees and Expenses” table on page 10 of the Registration Statement.

Lisa Larkin Esq.
Megan Miller
August 14, 2019

Response:    The Company respectfully advises the Staff on a supplemental basis that there is no charge associated with receiving cash under the Company’s dividend reinvestment plan.

3.
Comment: Please provide in correspondence a representation that the Company reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments. Please provide a general explanation as to why the Company believes it will be able to satisfy its unfunded commitments.

Response: The Company hereby confirms to the Staff that it believes that its assets provide adequate coverage to satisfy all of the Company’s unfunded commitments. The Company can use its cash, liquidate a cash equivalent or draw on its credit facility in order to satisfy any such unfunded commitments.

4.
Comment: On page 28 of the Registration Statement, the Staff notes that the header for the third and fourth column in the table both present information assuming an offering of 10% of the Company’s outstanding shares at a 10% discount from net asset value. Please correct the header of the fourth column to reflect the appropriate assumptions of the calculation. In addition, if there is no limit on the potential discount, please present information assuming a 100% discount from net asset value.

Response: The Company has revised the fourth column header of the table on page 28 of the Amended Registration Statement to reflect an offering of 25% of the Company’s outstanding shares at a 20% discount from net asset value. In addition, the Company has presented an example of an offering assuming a 100% discount from net asset value on pages 28 and 30 of the Amended Registration Statement.

5.	Comment: On page 56 of the Registration Statement under the heading entitled “Incorporation by Reference”, please revise the date referenced in the third bullet from “June 5, 2019” to “June 5, 2018.”

Response: The Company has revised the disclosure on page 56 of the Amended Registration Statement accordingly.

Accounting Comment

1.
Comment: Under Item 6 of the Company’s Annual Report on Form 10-K filed with the SEC on June 4, 2019, please disclose the total expenses, including interest expense, in addition to the total expenses, excluding interest expense, under the “Expense ratios (as percentage of average net assets)” heading.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will disclose the total expenses, including interest expense, in the Selected Financial Data table on a going forward basis.

Lisa Larkin Esq.
Megan Miller
August 14, 2019

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:     Michael S. Sarner / Capital Southwest Corporation
Payam Siadatpour, Esq. / Eversheds Sutherland (US) LLP